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09055278

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-65551

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31/08** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
JUNIPER CAPITAL GROUP, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
41 WEST 57TH STREET, 6TH FLOOR
(No. and Street)

NEW YORK (City) **NY** (State) **10019** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
EILEEN KOTECKI **(212) 698-0800**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE (Address) **NEW YORK** (City) **NEW YORK** (State) **10017** (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 7 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e}(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, **EILEEN KOTECKI**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **JUNIPER CAPITAL GROUP, LLC**, as of **DECEMBER 31, 2008,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KENNETH MERLO
NOTARY PUBLIC-STATE OF NEW YORK
No. 02ME5076765
Qualified in New York County
My Commission Expires June 09, 2011

Notary Public

Signature

PRINCIPAL
Title

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- □ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (I) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on internal control.

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

JUNIPER CAPITAL GROUP, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

JUNIPER CAPITAL GROUP, LLC
(A Limited Liability Company)
DECEMBER 31, 2008

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
Juniper Capital Group, LLC

We have audited the accompanying statement of financial condition of Juniper Capital Group, LLC (a limited liability company) (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

As discussed in Note 5 to the financial statements, generally accepted accounting principles require that defined-benefit pension plans be accounted for in conformity with the requirements of Statement of Financial Accounting Standards ("SFAS") Nos. 87, "Employers' Accounting For Pensions," and 132(R), "Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106 and SFAS No. 158, "Employer's Accounting for Defined Benefit Pension and Other Post Retirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("the Standards"). Rather, the Company charges operations for the amount of its contribution to the pension plan that is currently deductible under the provisions of the Internal Revenue Code, as amended, and has not disclosed all of the information required to be disclosed by the Standards in the accompanying financial statements. The effects of these departures from generally accepted accounting principles on financial position, results of operations, and cash flows have not been determined.

In our opinion, except for the effects of the matters discussed in the preceding paragraph, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Juniper Capital Group, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 16, 2009

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

JUNIPER CAPITAL GROUP, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$	660,165
Accounts receivable		68,792
Prepaid expenses and other current assets		11,445
Property and equipment, less accumulated depreciation of $822		1,439
TOTAL ASSETS	$	741,841

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	379,335
Income taxes payable		27,200
Total liabilities		406,535
Commitments (Notes 2 and 6)		
Member's equity		335,306
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	741,841

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Juniper Capital Group, LLC (the "Company"), a wholly owned entity of Juniper Group, LLC (the "Parent"), is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer of securities and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed under the laws of the State of Delaware. The Company derives its revenue from the private placement of securities and the provision of consulting services.

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Furniture and Equipment

Furniture and equipment stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, which range from five to seven years.

Income Taxes

The Company has elected to be treated in the same manner as a partnership under the applicable provisions of income tax laws. The Company is a single-member limited liability company; accordingly, no income taxes are incurred by the Company, as earnings and losses flow directly to the Parent. The Parent is subject to the New York City General Corporation Tax. In accordance with tax allocation policy, the Company is charged its share of the New York City General Corporation Tax.

In June 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes." FIN 48 interprets the guidance in FASB Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." When FIN 48 is implemented, reporting entities utilize different recognition thresholds and measurement requirements when compared to prior technical literature. On December 30, 2008, the FASB Staff issued FASB Staff Position ("FSP") FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." As provided by the guidance in FSP FIN 48-3, the Company is not required to implement the provisions of FIN 48 until fiscal years beginning after December 15, 2008. As such, the Company has not implemented those provisions in the 2008 financial statements and Company continues to utilize its prior policy of accounting for these positions, following the guidance in SFAS No. 5, "Accounting for Contingencies." Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. Using that guidance, as of December 31, 2008, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

Revenues are recognized when the Company's services are complete.

NOTE 2. CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances at one large money center bank. Concentration of credit risk arises from balances that from time to time may exceed the Federal Deposit Insurance Corporation's insurance limit.

NOTE 3. SIGNIFICANT CUSTOMERS

During 2008, three of the Company's customers accounted for 69% of net revenues.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2008, the Company had net capital of approximately $253,000, which exceeded the Company's minimum net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.60 to 1 as of December 31, 2008.

NOTE 5. EMPLOYEE RETIREMENT PLAN

In December 2007, the Company adopted a noncontributory defined benefit plan covering its sole employee. Under the provisions of the plan, the Company's policy is to fund pension costs by making actuarially determined annual deposits to the plan. The expense associated with the plan for the year ended December 31, 2008, was approximately $81,000. Such amount is included in accrued liabilities in the accompanying balance sheet.

Generally accepted accounting principles require that defined-benefit pension plans be accounted for in conformity with the requirements of SFAS Nos. 87, "Employers' Accounting For Pensions," and 132(R), "Employers' Disclosures about Pensions and Other Postretirement Benefits, an Amendment of FASB Statements No. 87, 88, and 106" (the "Standards") and 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R). SFAS No. 87 requires, among other things, that companies recognize the compensation cost of an employee's benefits (including prior service costs) over the employee's approximate service period. The Company charges operations for the amount that can be funded, as discussed above. SFAS No. 132(R) requires that employers who sponsor defined-benefit pension plans disclose a number of attributes regarding the defined benefit obligation at the balance-sheet date. Those attributes include the provision for the period (including a reconciliation of beginning and ending balances of the benefit obligation showed separately, if applicable) and the effects during the period attributable to each of the following: service cost, interest cost, contributions by plan participants, actuarial gains and losses, benefits paid, plan amendments, and other items.

NOTE 5. EMPLOYEE RETIREMENT PLAN (CONTINUED)

SFAS No. 132(R) also requires disclosures relating the fair value of plan assets, the funded status of the plan, information about plan assets, the accumulated benefit obligation, benefits under the plan expected to be paid in each of the next five years and the aggregate for the years thereafter, and other items stated in the Standards. SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. This statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. Additionally, the financial statements presented herein do not recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability.

The Company has not made any of the calculations or disclosures required under the Standards. The effects of these departures from generally accepted accounting principles on financial position, results of operations, and cash flows have not been determined. Management has not provided the pension disclosures required under SFAS No. 132(R) because it believes that it is impracticable to develop the information.

In December 2007, the Company adopted a 401(k) profit-sharing plan for its sole employee. Contributions to the plan are at the discretion of the Company.

NOTE 6. UNASSERTED CLAIMS

A former representative has requested amounts due to him for prior services. At December 31, 2008, the Company has accrued its estimate of the amount due him. The Company's counsel is unable to predict the ultimate outcome at this time.